January 14, 2020

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

               Re:     SmartTrust 464
                       File Nos. 333-235543 and 811-21429

Dear Mr. Anderson:

        On December 17, 2019, you filed a registration statement on Form S-6 for SmartTrust 464
(Interest Rate Outlook Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary -- Principal Investment Strategy (Pages A-3   A-4)

1. Please revise this section to only include the principal investment strategy of Series 1 of the
   Trust (e.g., on page A-4, if the series selects securities based on the sponsor's rising interest rate outlook, please delete the paragraph entitled "Declining Interest Rate Outlook Strategy"
   and the sentence identifying the sectors the sponsor considers if the sponsor's interest rate outlook is declining). Also, please tell us how the sponsor plans to file a registration statement to register a future unit investment trust that would implement the interest rate strategy not used in Series 1 (e.g., by filing a new registration statement accompanied by a cover letter requesting review of the filing and intending to request acceleration of effectiveness of the filing). We may have more comments after reviewing your response.

2. The first sentence of the last paragraph on page A-3 refers to "high yield bond indexes".
   Please add a reference to "junk bonds" here.

3. The first sentence of the last paragraph on page A-3 and the first sentence of the first paragraph on page A-4 each describe the types of investments in which the Trust may invest.
   Please revise the disclosure to describe more specifically these types of investments. For example, the disclosure states "approximately 10% invested in common stock of one or more funds with returns that generally correspond to one or more convertible bond indexes". Please describe the investments held by these "one or more funds", rather than only stating that the
   Trust invests in funds "with returns that generally correspond to one or more convertible bond
 Scott R. Anderson, Esq.
January 14, 2020
Page 2

   indexes". Also, for example, the disclosure states "approximately 5% invested in common stock of one or more funds that provide exposure to gold bullion". Please describe the investments held by these "one or more funds" (e.g., gold mining stocks and gold bullion), rather than only stating that these funds "provide exposure to gold bullion".

4. On page A-4, the paragraph entitled "Equity Securities" states that, while the sponsor considered the sectors identified in the paragraph, the Trust's portfolio does not necessarily include securities from each of the sectors. Please revise the disclosure to only disclose the sectors in which the Trust's portfolio invests. Please also disclose the corresponding risks of each such sector in the Principal Risk Considerations section or explain to us why adding this risk disclosure is not appropriate.

5. On page A-4, the paragraph entitled "Convertible Bond Funds" indicates that the Trust will invest in funds that invest in convertible securities. If the Trust expects to invest in funds that invest in contingent convertible bonds ("CoCos"), please consider what, if any, disclosure is appropriate. The type and location of the disclosure will depend on, among other things, the extent to which the funds invest in CoCos and the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos are part of the Trust's principal investment strategy
   (through the Trust's holdings of convertible bond funds), please provide a description of
   CoCos and appropriate risk disclosure.

6. On page A-4, the paragraphs entitled "Investment Grade Bond Funds" and "High Yield Bond
   Funds" each indicate that the funds in which the Trust invests will hold bonds issued by foreign issuers. If the funds will hold bonds issued by emerging market issuers as part of the funds' principal investment strategies, please also refer to emerging market issuers in each paragraph and disclose the corresponding risks of emerging market investments in Principal
   Risk Considerations, or explain to us why adding this disclosure is not appropriate. In addition, please disclose the Trust's maturity policy with respect to investments in investment grade bond funds and high yield bond funds.

Principal Risk Considerations (Pages A-5   A-6)

7. The third risk factor on page A-5 describes the risk that there is no guarantee that interest rates will rise or fall during the life of the Trust consistent with the sponsor's outlook. Please revise this risk factor to reflect the risk of the sponsor's outlook for the specific series. The risk disclosure should not discuss an interest rate outlook that is not relevant to the series. Also, please enhance the disclosure in this risk factor to indicate that there is no assurance that the securities selected by the sponsor will appreciate based on the sponsor's interest rate outlook.

8. The third sentence of the sixth risk factor on page A-5 states that shares of closed-end funds and ETFs could trade at a premium to their net asset value which also carries risks. Please identify the risks when closed-end funds and ETFs trade at a premium (e.g., the Trust may pay more than the net asset value for shares of the funds).

9. The first risk factor on page A-6 refers to "senior loans". Disclosure in the Principal
   Investment Strategy section refers to "senior leveraged loans". Please revise the risk factor to
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January 14, 2020
Page 3

   refer to "senior leveraged loans" and include the risks of such loans, rather than only describing the risks of senior loans. Also, if the funds in which the Trust will invest hold a significant amount of covenant-lite loans, please identify covenant-lite loans in the Principal
   Investment Strategy section and revise this risk factor to describe the heightened risks associated with covenant-lite loans.

10. The third risk factor on page A-6 describes the risks of derivatives held by funds in which the
    Trust invests. Please describe the funds' derivatives investments in the Principal Investment
    Strategy section or explain to us why adding this disclosure is not appropriate.

GENERAL COMMENTS

11. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
    effective amendments.

13. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
    effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
CC:    Michael Spratt
       Michael Shaffer